UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)
                                              --

                                     CBS Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   124845 10 8
- --------------------------------------------------------------------------------
                                  (CUSIP Number)

                 Barry Hirsch, Senior Vice President and Secretary
                                 Loews Corporation
            667 Madison Avenue, New York, New York 10021 (212) 545-2920
- --------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  August 1, 1995
- --------------------------------------------------------------------------------
               (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-l(b)(3) or (4), check the following box     .
                                                                     ----

Check the following box if a fee is being paid with the statement     .
                                                                  ----

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    Page 1

                                  SCHEDULE 13D/A
- --------------------------------------------------------------------------------
 CUSIP No. 124845 10 8
- --------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   LOEWS CORPORATION
   IRS Identification No. 13-2646102
- --------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)/   /
       N/A                                                              (b)/   /
- --------------------------------------------------------------------------------
3 SEC USE ONLY
- --------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
       WC
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                      /   /
       N/A                                                                 ----
- --------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
- --------------------------------------------------------------------------------
               7 SOLE VOTING POWER
   NUMBER OF       10,987,285
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY  8 SHARED VOTING POWER
   OWNED BY                 0
     EACH     ------------------------------------------------------------------
   REPORTING   9 SOLE DISPOSITIVE POWER
    PERSON         10,987,285
     WITH     ------------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                            0
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,987,285
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    /  /
- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               17.0%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        HC
- --------------------------------------------------------------------------------

                                    Page 2

  This Amendment No. 21 to Schedule 13D, as amended, filed by Loews Corporation, a Delaware corporation, ("Loews"), relates to the Common Stock, $2.50 par value per share (the "Shares"), of CBS Inc., a New York corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. All of the Shares referred to herein as beneficially owned by Loews are owned by L.T. Holding Corp. a wholly-owned subsidiary of Loews ("Loews Holdings").

Item 6.    Contracts, Arrangements, Understandings or
           Relationships With Respect to Securities of the Issuer
           ------------------------------------------------------

  On August 1, 1995 Loews Holdings entered into an agreement (the "Voting Agreement") (incorporated herein by reference to Exhibit 99.01 filed herewith) with Westinghouse Electric Corporation ("WEC") pursuant to which Loews Holdings agreed to vote all Shares of Common Stock of the Issuer held of record or beneficially owned by it in favor of the proposed merger ("Merger") of a subsidiary of WEC (the "Subsidiary") into the Issuer pursuant to the Agreement and Plan of Merger dated August 1, 1995 (the "Merger Agreement") between WEC, the Subsidiary and the Issuer (or if WEC exercises its right under the Merger Agreement to commence a cash tender offer for the Issuer's Shares, to tender its Shares pursuant thereto). The Voting Agreement provides that if the Merger Agreement is terminated or if the Board of Directors of the Issuer withdraws its recommendation of the Merger Agreement and the Merger, Loews Holdings will have no further obligations under the Voting Agreement.

Item 7.    Material To Be Filed as Exhibits
           --------------------------------

  Exhibit 99.01 - Voting Agreement dated August 1, 1995 between L.T. Holding Corp. and Westinghouse Electric Corporation.

                                    SIGNATURE
                                    ---------

  The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.


                                               LOEWS CORPORATION
                                               -----------------
                                               (Registrant)



Dated:   August 3, 1995                        By:  /s/ Guy A. Kwan
                                                    ---------------
                                                    Guy A. Kwan
                                                    Controller

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